06014063

# Newsrelease



NABI
NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

May 29, 2006

## Increase in small investor shareholding

SUPPL

Shareholder Mr. Tamás Korányi has informed the Company of the increase in his NABI Rt. shareholding to 5.469 %.

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For further information, contact
Rita Szalay
Phone: +361-401-7100 or e-mail szalayr@nabi.hu

# Newsrelease



**NABI Bus Industries Rt**
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464



May 29, 2006

## Announcement to Shareholders on restriction of NABI Rt's business activity

The Board of Directors of NABI Bus Industries Rt. (NABI Rt's name change to EX-BUS Rt. is pending registration) hereby informs its shareholders of the following.

The new Board of Directors of the Company found that the agreement for the sale of NABI Rt's business dated February 8, 2006 includes a restrictive covenant which provides that the Company may not conduct any business or other activity which will or potentially can result in any kind of liability in excess of USD 200,000 until a shareholder acquires the majority of the Company's shares.

As the Company's shareholders did not support the Board of Director's recommendation for the winding-up of the Company at the Annual General Meeting, the Board of Directors have decided to use their best efforts in order to enable the Company to pursue new business ventures without any limitations.

- END -

For further information, contact
Rita Szalay
Phone: +361-407-7100 or e-mail szalayr@nabi.hu